

Arrangr, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Arrangr, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 20, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	37,238	90,001
Total Current Assets	37,238	90,001
TOTAL ASSETS	37,238	90,001
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Due to Founders	13,190	8,933
Deferred Revenue	2,433	2,277
Total Current Liabilities	15,623	11,210
Long-term Liabilities		
Future Equity Obligations (SAFE Note) - Related Party	100,000	100,000
Total Long-Term Liabilities	100,000	100,000
TOTAL LIABILITIES	115,623	111,210
EQUITY		
Additional Paid in Capital	13,195	13,195
Accumulated Deficit	(91,580)	(34,403)
Total Equity	(78,385)	(21,208)
TOTAL LIABILITIES AND EQUITY	37,238	90,001

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	7,838	6,467
Cost of Revenue	9,036	6,153
Gross Profit	(1,198)	314
Operating Expenses		
Advertising and Marketing	440	126
General and Administrative	15,001	852
General and Administrative - Related Party	8,042	14,321
Software Development	29,423	-
Legal and Professional	3,073	1,864
Total Operating Expenses	55,979	17,163
Operating Income (loss)	(57,177)	(16,849)
Earnings Before Income Taxes	(57,177)	(16,849)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(57,177)	(16,849)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(57,177)	(16,849)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Due to Founders	4,257	4,276
Deferred Revenue	156	1,114
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,413	5,390
Net Cash provided by (used in) Operating Activities	(52,764)	(11,459)
FINANCING ACTIVITIES		
Additional Capital Contributions	-	750
Proceeds from SAFE Note	-	100,000
Net Cash provided by (used in) Financing Activities	-	100,750
Cash at the beginning of period	90,001	711
Net Cash increase (decrease) for period	(52,764)	89,291
Cash at end of period	37,238	90,001

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares	**$ Amount**			
Beginning Balance at 1/1/2022	1,105,196	-	12,445	(17,554)	(5,109)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	750	-	750
Net Income (Loss)	-	-	-	(16,849)	(16,849)
Ending Balance 12/31/2022	1,105,196	-	13,195	(34,403)	(21,208)
Issuance of Common Stock	11,165	-	-	-	-
Net Income (Loss)	-	-	-	(57,177)	(57,177)
Ending Balance 12/31/2023	1,116,361	-	13,195	(91,580)	(78,385)

Arrangr, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Arrangr, Inc. ("the Company") was formed in Delaware on June 13th, 2017. The Company plans to earn revenue using a SAAS platform leveraging proprietary algorithms, and AI technology and combining them with predictive analytics to fuel growth when it comes to schedule meetings. The Company's headquarters is in Chester, CT. The Company's customers will be located in the United States and the rest of the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

On July 5th, 2016, the Company's founder formed 121Meet, LLC, a Massachusetts Limited Liability Company and became its sole member ("121Meet, LLC"). On July 6th, 2017, the Company and 121Meet, LLC merged together whereby the Company became the surviving entity and assumed all property, rights, debts, and liabilities of 121Meet, LLC in exchange for the issuance of 482,000 shares of the Company's Common Stock to the founder. Because 121Meet, LLC's separate existence ceased upon the completion of this merger, the financials of the Company do not include any operating activities of the dissolved entity.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service to individuals and businesses who are looking to schedule and arrange meetings. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period. Revenue is recognized over the life of the subscription as performance obligations become satisfied on either a monthly or annual basis.

The Company had respective deferred revenue of $2,433 and $2,277 for the years ended 2023 and 2022 for prepaid subscriptions where cash was received with remaining performance obligations to be satisfied.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In July 2017, the Company adopted its 2017 Stock Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 200,000 shares of Common Stock have been allocated towards this Plan to be granted as Stock Options, Restricted Stock Awards, and other stock awards. A summary of the Company's Restricted Stock Awards is provided below. These awards have been granted in 2017, 2018, and 2023 in exchange for advisory services and software development, and they vested either immediately, or over a period of 2-4 years in equal monthly installments.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's Common Stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value	
Nonvested shares, January 1, 2022	3,404	$	-
Granted	-	$	-
Vested	(3,404)	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2022	-	$	-
Granted	11,165	$	-
Vested	(3,725)	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2023	7,440	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has not filed its 2023 tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Since 2021 through the period ending December 31, 2023, the Company's founders have paid for operating expenses on behalf of the Company. In 2023 and 2022, the founders have incurred respective expenses of $8,042 and $14,321 with a total reimbursement of $13,190 and $8,933 remaining outstanding as of December 31, 2023 and 2022, respectively. This payable bears no interest rate, no security interest, and is due upon demand. The Company will reimburse its founders for this payable via cash or equity securities at some point in the future.

Simple Agreements for Future Equity (SAFE) – In September 2022, the Company entered into a SAFE agreement for $100,000 with one of the founder's immediate family members. The SAFE agreement has no maturity date and bears no interest. Upon the occurrence of an equity financing event, the agreement provides the right of the investor to future equity in the form of the same series of Preferred Stock in an amount equal to the SAFE Purchase Price divided by either the (i) SAFE Purchase Price, or (ii) the price-per-share of Preferred Stock sold during the financing event multiplied by a Discount Rate of 80%, whichever calculation results in a greater number of shares. Alternatively, upon the occurrence of a liquidity event, the agreement provides the right of the investor the option to either (i) receive a portion of the proceeds equal to the SAFE Purchase Price, or (ii) automatically receive a number of shares of the Company's Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to the Valuation Cap of $12M divided by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreement. No such events have occurred as of the date of these financials.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Please see "Note 3" for reimbursements owed to the Company's founders and a SAFE agreement involving a related party.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SAFE Note	100,000	N/A	N/A	-	100,000	100,000	-	-	100,000	100,000	-
Due to Founders	13,190	0%	Upon Demand	13,190	-	13,190	-	8,933	-	8,933	-
Total				**13,190**	**100,000**	**113,190**	**-**	**8,933**	**100,000**	**108,933**	**-**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	13,190
2025	-
2026	-
2027	-
2028	-
Thereafter	-

*The SAFE Note matures during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 5,000,000 shares of Common Stock with a par value of $0.0001 per share. A total of 1,105,196 shares were issued and outstanding as of December 31, 2023 and 2022.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors. No dividends have been declared as of December 31, 2023 or 2022.

A total of 1,026,432 shares of issued and outstanding shares of Common Stock were restricted and subject to the Company's Repurchase Option. This option has vested in accordance with the following schedule: 25% at the one-year anniversary of the grant date, followed by 36-equal monthly installments until fully vested. All shares have fully vested as of December 31, 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 20, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.